SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	November	2013
Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)

Suite 3100, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated November 15, 2013

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

For Immediate Release	November 15, 2013

Sonde Resources Corp. Announces Termination of the Viking Farm-Out in North Africa

CALGARY, ALBERTA - (Marketwired - November 15, 2013) - Sonde Resources Corp. (“Sonde”) (TSX: SOQ) (NYSE MKT: SOQ) announced today that the North Africa farm-out agreement with Viking Exploration and Production Tunisia Limited (“Viking”) has been terminated.

Under the terms of the Assignment Agreement to Viking dated October 4, 2013 (the “Assignment”), Viking had 21 calendar days (until October 25, 2013) to fund its $40 MM share of the Bank Guarantee called for under the Assignment. At Viking’s request, Joint Oil and Sonde subsequently granted an additional 21 day extension, until November 15, 2013, to complete this funding. Viking was unable to obtain this funding, which was a condition precedent to closing the farm-out. Sonde does not believe Viking is likely to gain access to these funds in the near future, and has subsequently terminated the farm-out agreement.

Sonde continues to work with Joint Oil and the other parties on finalizing the unitization and unit plan of development for Zarat Field by end of 2013 as requested by the Tunisian Direction Générale de l'Energie. Management believes that the work completed on the Joint Oil Block combined with an approved Plan of Development and ratified Unit Agreement will enhance the marketability and market value of Zarat, and plans to immediately launch a revitalized marketing campaign for the Joint Oil Block seeking either a partner, external funding or both for Zarat development and the Joint Oil Block exploration commitments.

Toufic Nassif, President Sonde North Africa, said “Viking’s failure to close the farm-out agreement is a disappointment, but by no means diminishes our enthusiasm for the significant potential of the Joint Oil Block, or our commitment to the strong partnership we have built with Joint Oil. We will aggressively market this asset over the coming weeks, seeking a deal that recognizes and rewards the value proposition that Sonde shareholders own.”

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas. Its operations are located in Western Canada and offshore North Africa. See Sonde's website at www.sonderesources.com to review further detail on Sonde's operations.

Forward-looking information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, completion of the unitization and the unit plan of development for Zarat, the possibility of external funding, and the potential of the Joint Oil Block. Such forward-looking information or statements are based on a number of assumptions which may prove to be incorrect. Assumptions have been made regarding, among other things, market and operating conditions, future commodity prices, and management's expectations regarding the availability of capital on terms acceptable to the Company.

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Forward-looking information or statements are subject to a number of risks and uncertainties and actual results could differ materially from the forward-looking information and statements due to a number of factors, including, without limitation, general economic, market and business conditions; stock market volatility; risks in conducting foreign operations, including political and fiscal instability and the possibility of civil unrest or military action; changes in government policies or laws; risk that government approvals may be delayed or withheld; lack of, or restricted access to, sources of financing; and commercial risks associated with the Joint Oil Block. Additional assumptions and risks are set out in detail in the Company's Annual Information Form, available on SEDAR at www.sedar.com., and the Company's annual reports on Form 40-F on file with the U.S. Securities and Exchange Commission.

Although management believes that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, prospective investors should not place undue reliance on forward-looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. Sonde bases its forward-looking information and forward-looking statements on information currently available and does not assume any obligation to update them unless required by law.

Contact Information

Sonde Resources Corp.
Suite 3100, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

Rene Beaumier, Chief Financial Officer
Phone: (403) 503-7931
Fax:     (403) 216-2374
www.sonderesources.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sonde Resources Corp.
(Registrant)

Date:	November 15, 2013	By:	/s/ Rene Beaumier

	Name & Title:		Rene P. Beaumier, Chief Financial Officer